Supplemental Material for Financial Results for FY2014 Third Quarter (Unconsolidated)

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	FY2013						FY2014				FY2014
	1Q (2012/4-6)	2Q (2012/7-9)	3Q (2012/10-12)	9 months (2012/4-12)	4Q (2013/1-3)	12 months (’12/4-’13/3)	1Q (2013/4-6)	2Q (2013/7-9)	3Q (2013/10-12)	9 months (2013/4-12)	Forecast 12 months (’13/4-’14/3)
Toyota & Lexus brand
Domestic Vehicle Production (thousands of units)	862	875	749	2,486	883	3,369	829	854	791	2,474	3,400
Overseas Vehicle Production (thousands of units)	1,371	1,270	1,217	3,858	1,337	5,195	1,412	1,326	1,460	4,198	5,650
Domestic Vehicle Retail Sales (thousands of units)	383	430	346	1,159	453	1,612	353	404	374	1,131	1,600
Exports Vehicle Sales (thousands of units)	523	465	459	1,447	476	1,923	500	463	461	1,424	1,850
North America	200	167	176	543	166	709	198	179	183	560	730
Europe	88	79	67	234	88	322	70	60	61	191	270
Asia	55	58	38	151	44	195	52	52	54	158	210
Central and South America	26	21	20	67	23	90	22	23	18	63	80
Oceania	43	43	46	132	42	174	39	47	41	127	150
Africa	17	16	16	49	18	67	20	17	17	54	60
Middle East	93	80	95	268	94	362	98	84	85	267	350
Other	1	1	1	3	1	4	1	1	2	4	—
Net Revenues (billions of yen)	2,480.8	2,398.4	2,242.8	7,122.0	2,633.9	9,755.9	2,693.0	2,716.6	2,779.4	8,189.0	11,000.0
Domestic	882.1	956.5	785.3	2,624.0	972.1	3,596.1	845.7	942.0	889.7	2,677.5	—
Exports	1,598.7	1,441.8	1,457.4	4,497.9	1,661.7	6,159.7	1,847.2	1,774.6	1,889.6	5,511.5	—
Operating Income (billions of yen)	18.8	48.8	-46.2	21.5	220.6	242.1	342.6	304.2	274.4	921.3	1,220.0
(Operating Income Ratio) (%)	(0.8)	(2.0)	(-2.1)	(0.3)	(8.4)	(2.5)	(12.7)	(11.2)	(9.9)	(11.3)	(11.1)
Ordinary Income (billions of yen)	241.5	164.0	212.6	618.2	237.9	856.1	634.0	477.1	500.0	1,611.3	1,880.0
(Ordinary Income Ratio) (%)	(9.7)	(6.8)	(9.5)	(8.7)	(9.0)	(8.8)	(23.5)	(17.6)	(18.0)	(19.7)	(17.1)
Net Income (billions of yen)	188.8	127.9	200.8	517.6	180.0	697.7	482.7	372.9	437.8	1,293.4	1,500.0
(Net Income Ratio) (%)	(7.6)	(5.3)	(9.0)	(7.3)	(6.8)	(7.2)	(17.9)	(13.7)	(15.8)	(15.8)	(13.6)
R&D Expenses (billions of yen)	175.6	180.0	175.0	530.8	180.0	710.9	210.3	206.7	197.0	614.1	790.0
Depreciation Expenses (billions of yen)	43.1	49.5	47.6	140.3	42.0	182.3	44.5	41.1	41.3	127.0	170.0
Capital Expenditures (billions of yen)	27.7	38.3	47.0	113.0	57.8	170.8	36.2	38.4	37.4	112.1	180.0

Analysis of Unconsolidated Net Income for FY2014 (billions of yen, approximately)	3Q (2013/10-12)	9 months (2013/4-12)
Marketing Efforts	70.0	145.0
Effects of Changes in Exchange Rates	260.0	790.0
Cost Reduction Efforts	30.0	110.0
From Engineering	25.0	95.0
From Manufacturing and Logistics	5.0	15.0
Increases in Expenses, etc.	-40.0	-145.0
Other	0.7	-0.2
(Changes in Operating Income)	320.7	899.8
Non-operating Income	-33.3	93.2
Income Taxes, etc.	-50.3	-217.2
(Changes in Net Income)	237.0	775.7

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota and its consolidated subsidiaries (“Toyota”) to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	Shows “Net income attributable to Toyota Motor Corporation”
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
(Note 5)	Excludes financial subsidiaries

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